Exhibit (a)(5)(F)
News
FOR IMMEDIATE RELEASE

Media Contact Information:	Investor Contact Information:
Ron O’Brien	Ken Apicerno
Phone: 781-622-1242	Phone: 781-622-1294
E-mail: ron.obrien@thermofisher.com	E-mail: ken.apicerno@thermofisher.com
Website: www.thermofisher.com
Thermo Fisher Scientific Extends Cash Tender Offer for Dionex Corporation
WALTHAM, Mass. (January 14, 2011) — Thermo Fisher Scientific Inc. (NYSE:TMO), the world leader in serving science, today announced that its previously announced tender offer to acquire all of the outstanding shares of Dionex Corporation (NASDAQ: DNEX) for $118.50 per share in cash (“the Offer”) has been extended and will now expire at 12:00 midnight, New York City time, at the end of Wednesday, February 16, 2011, unless further extended. All other terms and conditions of the Offer remain unchanged.
As of 5:00 p.m., New York City time, on January 13, 2011, approximately 3,466,729 shares of Dionex common stock, representing approximately 19.79% of all outstanding shares, had been tendered into and not withdrawn from the offer.
The transaction is subject to the satisfaction of customary closing conditions, including applicable regulatory approvals. As previously announced on January 10, 2011, the waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) expired, satisfying one of these conditions. The company is in the process of seeking similar clearances under antitrust laws of other jurisdictions, and anticipates completing the acquisition later in the first quarter of 2011.
About Thermo Fisher
Thermo Fisher Scientific Inc. (NYSE: TMO) is the world leader in serving science. Our mission is to enable our customers to make the world healthier, cleaner and safer. With revenues of more than $10 billion, we have approximately 35,000 employees and serve customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as in environmental and process control industries. We create value for our key stakeholders through two premier brands, Thermo Scientific and Fisher Scientific, which offer a unique combination of continuous technology development and the most convenient purchasing options. Our products and services help accelerate the pace of scientific discovery, and solve analytical challenges ranging from complex research to routine testing to field applications. Visit www.thermofisher.com.
Forward Looking Statement
This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Thermo Fisher’s and Dionex’s respective quarterly and annual reports, under the caption “Risk Factors,” which are on file with the Securities and Exchange Commission (the “SEC”) and available on Thermo Fisher’s and Dionex’s respective Websites. Additional important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general worldwide economic conditions, including economic conditions in the areas in which Thermo Fisher and Dionex sell products, and related uncertainties; dependence on customers’ capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; demand for analytical instrumentation; the effect of healthcare reform legislation; use and protection of intellectual property; the effect of changes in governmental regulations; and the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to the transaction may not materialize as expected; the transaction not being timely completed, if completed at all; prior to the completion of the transaction, Dionex’s business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; and the parties being unable to successfully implement integration strategies. While Thermo Fisher and/or Dionex may elect to update forward-looking statements at some point in the future, Thermo Fisher and Dionex specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.
Additional Information
The description contained in this release is not an offer to buy or the solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement on Schedule TO filed by Thermo Fisher with the SEC on December 20, 2010. Dionex filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer on December 20, 2010. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement, in each case and any amendments thereto, contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Dionex stockholders may obtain a free copy of these materials (and all other tender offer documents filed with the SEC) on the SEC’s Website: www.sec.gov. The Schedule TO (including the offer to purchase and related materials, and the Schedule 14D-9, including the solicitation/recommendation statement, as well as any amendments thereto, may also be obtained for free by contacting Innisfree M&A Incorporated, the information agent for the tender offer, at (877) 825-8964.
# # #